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                                                           Exhibit 99(a)(1)(J)

FOR IMMEDIATE RELEASE


                                 CONTACT:
                                 Sun International Hotels Limited
                                 Paradise Island, The Bahamas
                                 (242) 363-6015



                   SUN INTERNATIONAL HOTELS LIMITED ANNOUNCES
                    GOING PRIVATE TRANSACTION TERMINATED AND
              TENDER FOR UP TO FIVE MILLION SHARES AT $24 PER SHARE

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         PARADISE ISLAND, THE BAHAMAS, JUNE 16, 2000 - Sun International Hotels
Limited (NYSE:SIH) announced today that the Company has received a letter from Sun International Investments Limited advising the Company it was not able to negotiate a mutually satisfactory transaction with the Special Committee of the Board of Directors of the Company that was formed to consider its proposal to acquire for $24 per share in cash all of the outstanding ordinary shares of the Company not already owned by Sun International Investments Limited or its stockholders. Sun International Investments Limited further advised the Company that its proposal has been withdrawn. The proposal was subject to a number of conditions, including the approval of the Special Committee of the Board of Directors of the Company.

         In order to allow stockholders of the Company to sell at least a portion of their ordinary shares at the price formerly proposed by Sun International Investments Limited, the Board of Directors of the Company has approved a self-tender offer for up to 5,000,000 shares at a $24 per share cash price. Neither the Company nor its Board of Directors is making any recommendation as to whether the holders of ordinary shares should tender.

         The self-tender offer is expected to commence shortly and will be made only by an Offer to Purchase and related materials, copies of which will be filed with the


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Securities and Exchange Commission and mailed to the Company's stockholders. The self-tender offer will be subject to the terms and conditions set forth in the Offer to Purchase, including the condition that the ordinary shares of Sun International Hotels Limited continue to be listed for trading on the New York Stock Exchange and that the Company remain subject to the periodic reporting requirements of the Securities Exchange Act of 1934. In the self-tender offer, unlike the withdrawn proposal, each stockholder would be able to decide individually whether to sell ordinary shares (subject to proration if over 5,000,000 shares are tendered) or continue as an equity holder of the company. The Company has been advised that the ordinary shares held by Sun International Investments Limited and its stockholders aggregating approximately 53% of the total outstanding shares of the Company will not be sold in the self-tender. Officers and directors of the Company, including those affiliated with Sun International Investments Limited, may elect to participate in the self-tender.

         The Company further announced that it expects its second quarter earnings per share (excluding land sales and certain non-recurring items) to be in the range of $0.53 and $0.58. The second quarter's results were adversely affected by disappointing trading at the Company's Atlantic City property and a lower than expected hold percentage at the Atlantis Casino.

         The Company's current expansion to the Ocean Club is scheduled to be completed in October at a cost of approximately $50 million. This expansion consists of an additional 50 deluxe rooms, including 10 luxurious suites, two new restaurants, one of which will be associated with the renowned restaurateur, Jean Georges, and significant enhancements to the existing pool and garden areas. On the east end of Paradise Island, the Company is in the process of completing the redevelopment of the golf course under the direction of Tom Weiskopf and the infrastructure to support the Ocean Club Estates housing development surrounding the golf course at a cost of approximately $50 million. The championship golf course is scheduled to open in December. Sales of the home sites at the Ocean Club Estates have exceeded expectations; approximately 100 of the available 121 sites have been sold, and the Company expects to realize approximately $100 million in net proceeds by June 30, 2000. In addition, during the second quarter,


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construction began on the first phase of the Atlantis timeshare resort, an
82-unit timeshare property being developed by a joint venture between the Company and Starwood Hotel and Resorts. Timeshare sales began in May.

         During the second half of this year, the Company expects to implement an extensive maintenance capital expenditure program of approximately $15 million at the Beach Towers. This program is scheduled to begin in August and be completed in December, and will include the renovation of the 425 rooms at the Beach Towers and improvements to certain public spaces. The disruption caused by this program is expected to reduce revenues for the second half of the year by approximately two to three million dollars.

         During the past year, the Company has devoted its development resources to repairs necessitated by last year's Hurricane Floyd and the development of the Ocean Club, golf course and timeshare projects, as well as the $800 million Mohegan Sun project. Considering its available development resources and alternative uses of capital, the Company has postponed its planned 700-room Phase III hotel project at Atlantis and as a result an annual tax credit of approximately $3.0 million pursuant to the Company's agreement with the Bahamian government has been suspended. Under its agreement with the Bahamian government, this tax credit is to be reinstated in the event the Company begins construction of the Phase III project. Although the Company currently has no plans to proceed with the Phase III development, it will continue to consider the results at its Paradise Island operations as well as general business trends and alternative uses of its capital in determining the timing of proceeding with Phase III.

         This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Such risks and uncertainties are described in the Company's public filings with the Securities and Exchange Commission.

         Investors and stockholders are strongly advised to read the tender offer statement and related materials


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regarding the self-tender offer referred to in this press release when they become available, because they will contain important information. The tender offer statement and related materials will be filed by the Company with the Securities and Exchange Commission. Investors and stockholders may obtain a free copy of the tender offer statement (when available) and related materials filed by the Company at the SEC's web site at HTTP://WWW.SEC.GOV. The tender offer statement and related materials may also be obtained for free by directing such requests to the Company at (242) 363-6015.

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         Sun International Hotels Limited is an international resort and gaming company incorporated in The Bahamas, which develops, operates and manages premier resort and casino properties.


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